CMA Multi-State Municipal Series Trust:

CMA Michigan Municipal Money Fund

FILE #811-05011

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
12/06/2006	FORD MOTOR CREDIT	450,000,000	5,710,000

Citigroup Global Markets Inc.; Goldman, Sachs & Co.; J.P. Morgan Securities Inc.; Deutsche Bank Securities Inc.; Lehman Brothers Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; BNP Paribas Securities Corp.; HSBC Securities (USA) Inc.; The Royal Bank of Scotland plc; ABN AMRO Rothschild LLC; Barclays Capital Inc.; Credit Suisse Securities (USA) LLC; UBS Securities LLC; Scotia Capital (USA) Inc.; Bear, Stearns & Co. Inc.; Calyon Securities (USA) Inc.; Comerica Securities, Inc.; Dresdner Kleinwort Wasserstein Securities LLC; Harris Nesbitt Corp.; BNY Capital Markets, Inc.; Fortis Securities LLC; PNC Capital Markets, Inc.; Wells Fargo Securities, LLC